DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

November 26, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Telefônica Data Brasil Holding S.A. Interim Finanical Information as of September 30, 2002 and Report of Independent Accountants

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

dlw 12/4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A.

Interim Financial Information as of September 30, 2002 and Report of Independent Accountants

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002
(In thousands of Brazilian reais)
(Unaudited)

	Company		Consolidated			Company		Consolidated	
ASSETS	09.30.02	06.30.02	09.30.02	06.30.02	LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.02	06.30.02	09.30.02	06.30.02
CURRENT ASSETS	-	-	209,132	127,777	CURRENT LIABILITIES	1,168	958	410,337	296,370
Cash and cash equivalents	-	-	19,432	10,746	Employee's profit sharing	-	-	5,246	5,789
Trade accounts receivable, net	-	-	78,238	83,043	Trade accounts payable	17	-	44,133	34,919
Deferred and recoverable taxes	-	-	21,487	21,630	Taxes payable	-	-	13,532	12,758
Inventories	-	-	3,306	1,821	Loans and financing	-	-	300,612	192,214
Prepaid expenses	-	-	1,351	1,776	Payables to related parties	1,151	958	29,923	23,835
Temporary gain on derivative transactions	-	-	83,518	6,585	Payroll and related charges	-	-	13,472	11,840
Other	-	-	1,800	2,176	Other liabilities	-	-	3,419	15,015
NONCURRENT ASSETS	13,900	13,900	180,243	178,973	LONG-TERM LIABILITIES	-	-	9,732	6,138
Deferred and recoverable taxes	-	-	177,971	176,569	Loans and financing	-	-	9,476	5,908
Receivables from related parties	13,900	13,900	2,085	2,217	Reserve for contingencies	-	-	238	210
Other	-	-	187	187	Other	-	-	18	20
PERMANENT ASSETS	602,797	627,423	646,222	636,123	SHAREHOLDERS' EQUITY				
					Capital	702,879	702,879	702,879	702,879
Investments	296,956	321,582	-	-	Accumulated deficit	(87,350)	(62,514)	(87,351)	(62,514)
Property, plant and equipment, net	-	-	338,808	326,840					
Deferred charges	305,841	305,841	307,414	309,283	Total shareholders' equity	615,529	640,365	615,528	640,365
TOTAL ASSETS	616,697	641,323	1,035,597	942,873	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	616,697	641,323	1,035,597	942,873

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND PERIOD FROM JANUARY 30 TO SEPTEMBER 30, 2001
(In thousands of Brazilian reais, except for loss per share)
(Unaudited)

	Company		Consolidated	
	2002	2001	2002	2001
GROSS OPERATING REVENUE	-	-	317,127	163,913
REVENUE DEDUCTIONS	-	-	(93,600)	(42,429)
NET OPERATING REVENUE	-	-	223,527	121,484
Cost of services rendered	-	-	(232,424)	(129,711)
GROSS PROFIT (LOSS)	-	-	(8,897)	(8,227)
OPERATING (EXPENSES) INCOME	(64,572)	(26,255)	(13,699)	(17,960)
Selling	-	-	(34,437)	(32,916)
General and administrative	(815)	(180)	(41,280)	(35,793)
Equity pick-up	(63,625)	(26,075)	5	(774)
Other, net	(132)	-	62,013	51,523
LOSS FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(64,572)	(26,255)	(22,596)	(26,187)
FINANCIAL EXPENSES, NET	-	-	(39,295)	(6,397)
LOSS FROM OPERATIONS	(64,572)	(26,255)	(61,891)	(32,584)
NONOPERATING (EXPENSES) INCOME, NET	-	-	(3,637)	1
LOSS BEFORE TAXES AND PROFIT SHARING	(64,572)	(26,255)	(65,528)	(32,583)
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	-	61	7,180	12,556
EMPLOYEES' PROFIT SHARING	-	-	(6,224)	(6,167)
NET LOSS	(64,572)	(26,194)	(64,572)	(26,194)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	493,665,346		
LOSS PER SHARE - R$	(0.00006)	(0.00005)		

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
(All amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS AND BACKGROUND

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved by an Extraordinary Shareholders' Meeting on the same date. On May 8, 2001, the Company became a publicly-traded company through registration with the Brazilian Securities Commission (CVM).

In the spin-off from Telesp and formation of the Company, one share of the same type in the new company was issued for each share owned by Telesp shareholders, with the same rights as the previous outstanding shares.

The spun-off net equity amount was based on book value, in accordance with a valuation report prepared by a specialized company, in compliance with corporate law, as of December 31, 2000, as follows:

Accounts receivable from Telefônica Empresas S.A.	13,934
Investment in Telefônica Empresas S.A.	193,865
Total spun-off amount	207,799

On June 27, 2001, the Company made a capital increase in a former subsidiary of Banco Itaú S.A., which was the owner of assets related to the operation of a corporate telecommunications network, which subsequently underwent a corporate restructuring, as described in Note 14.b.

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched service networks, as well as providing other services related to telecommunications activities.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched service networks and other related services in its authorized area.
- Promoting, performing or directing the obtaining, from internal and external sources, of funds to be used by the Company or its subsidiary.
- Making or promoting the import of assets and services for the subsidiary, performing other similar or related activities, and holding interests in the capital of other companies.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law - Law No. 6,404/76 and subsequent changes.

The consolidated financial statements include the balances and transactions of the subsidiary Telefônica Empresas S.A. In consolidation, all intercompany balances and transactions were eliminated.

Since the Company was formed on January 30, 2001, the consolidated statement of income for the period ended September 30, 2001 includes eight months of operation.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the interim financial statements as of September 30, 2002 (Company and consolidated) are consistent with those described in the notes to the financial statements as of December 31, 2001 which should be read together with the related financial statements.

4. GROSS OPERATING REVENUE

	Consolidated	
	Nine months 2002	Eight months 2001
Packet-switched services	247,299	138,787
Packet-speedy link	58,768	22,307
Other	11,060	2,819
Total	317,127	163,913

5. COST OF SERVICES RENDERED

	Consolidated	
	Nine months 2002	Eight months 2001
Depreciation and amortization	(48,981)	(27,119)
Personnel	(20,565)	(17,184)
Materials	(364)	(561)
Outside services	(35,313)	(12,581)
Rentals	(107,278)	(61,946)
Leasing	(19,242)	(9,748)
Other	(681)	(572)
Total	(232,424)	(129,711)

6. OTHER OPERATING INCOME (EXPENSES), NET

	Consolidated	
	Nine months 2002	Eight months 2001
Other operating income:		
Technical/Administrative services	72,501	59,455
Recovered expenses	327	937
Other	1,163	531
	73,991	60,923
Other operating expenses:		
Taxes (other than taxes on income)	(8,499)	(7,389)
Other	(3,479)	(2,011)
	(11,978)	(9,400)
Net	62,013	51,523

The income of R$72,501 refers to commissions for Voice and "Speedy" services rendered by Telesp to the subsidiary Telefônica Empresas S.A.'s customers; other expenses, in "Other operating expenses", are represented mainly by commission expenses for the administration of data transmission services to Telesp's customers (see Note 24).

7. FINANCIAL INCOME (EXPENSES), NET

	Consolidated	
	Nine months 2002	Eight months 2001
Financial income:		
Interest on temporary cash investments	234	1,347
Gains on derivative transactions	92,024	7,613
Monetary/Exchange variations - assets	88	-
Other	1,432	186
	93,778	9,146
Financial expenses:		
Nominal financial expense - interest	(15,449)	-
Losses on derivative transactions	(19,246)	-
Monetary/Exchange variations - liabilities	(96,321)	(11,793)
Other	(2,057)	(3,750)
	(133,073)	(15,543)
Net	(39,295)	(6,397)

8. NONOPERATING INCOME (EXPENSES), NET

	Consolidated	
	Nine months 2002	Eight months 2001
Income:		
Fines	5,036	-
Other	1,794	67
	6,830	67
Expenses:		
Write-down of assets for sale	(4,793)	-
Provision for obligations to service providers	(4,387)	-
Other	(1,287)	(66)
	(10,467)	(66)
Net	(3,637)	1

Nonoperating income for the nine-month period ended September 30, 2002 refers to contractual fines on agreements with suppliers.

Nonoperating expenses for the nine-month period ended September 30, 2002 include an additional provision to write down assets for sale of R$4,793 (the provision was calculated based on further analyses made by management in order to cover any eventual losses) and provision for obligations to service providers based on ongoing negotiations concerning the rescission of the respective contracts.

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

	Consolidated	
	Nine months 2002	Eight months 2001
Social contribution tax credit	1,326	3,321
Income tax credit	5,854	9,235
Total	7,180	12,556

10. CASH AND CASH EQUIVALENTS

	Consolidated	
	09.30.02	06.30.02
Cash and banks	16,439	9,641
Temporary cash investments	2,993	1,105
Total	19,432	10,746

11. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	09.30.02	06.30.02
Billed amounts	60,962	69,662
Unbilled amounts	38,966	34,224
	99,928	103,886
Allowance for doubtful accounts	(21,690)	(20,843)
Net	78,238	83,043
Current	38,624	38,288
Past due - 1 to 30 days	20,288	17,958
Past due - 31 to 60 days	8,654	6,953
Past due - 61 to 90 days	6,774	6,837
Past due - 91 to 120 days	5,986	3,256
Past due - more than 120 days	19,602	30,594
Total	99,928	103,886

Of the amounts past due over 60 days, R$4,193 refers to balances with related parties, which are further detailed in Note 24.

12. DEFERRED AND RECOVERABLE TAXES

	Consolidated	
	09.30.02	06.30.02
Withheld income tax	289	1,346
Prepaid income tax	1,569	375
Prepaid social contribution tax	450	450
ICMS (State VAT)	20,727	19,605
Deferred taxes on temporary differences	13,287	13,287
Income tax	10,066	10,066
Social contribution tax	3,221	3,221
Income tax credits on tax losses	9,452	9,452
Social contribution tax loss credits	3,026	3,026
Tax credit arising from merger - Note 14.b	150,637	150,637
Other	21	21
Total	199,458	198,199
Current	21,487	21,630
Noncurrent	177,971	176,569

The consolidated balances of deferred income tax credits on tax losses (R$9,452) and social contribution tax loss credits (R$3,026) refer to the subsidiary Telefônica Empresas S.A. and were calculated based on income tax losses and social contribution tax losses of R$37,811 and R$37,827, respectively, accumulated as of May 31, 2002. In compliance with prevailing tax legislation, tax loss carryforwards are available for offset against future taxable income, up to the annual limit of 30%. To recover the total balance of tax loss carryforward, the generation of future taxable income is necessary. Based on internal estimates, management expects to recover the recorded amount in a maximum period not exceeding ten years.

The income and social contribution tax credits reflected in the financial statements were recognized considering the CVM Instruction No. 371 of June 27, 2002; the updated technical analysis on the recovery of these assets is in the final stage of completion and approval. In compliance with the instruction, the Company did not recognize additional tax credits after May 31, 2002 since the technical analysis has not been concluded.

For purposes of calculating the tax credit arising from the merger, described in Note 14.b, the income and social contribution tax rates are 25% and 8%, respectively.

13. INVENTORIES

	Consolidated	
	09.30.02	06.30.02
Maintenance materials	1,800	1,821
Assets for sale	1,506	-
Total	3,306	1,821

The assets for sale balance refer to materials inventory of SP Dados, which will not be utilized in the Company's operations.

14. INVESTMENTS

a) Balance

	Company	
	09.30.02	06.30.02
Telefônica Empresas S.A.	296,956	321,582
Total	296,956	321,582

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, as described in Note 1, and it includes the special goodwill reserve resulting from the corporate restructuring described below.

The main data on the subsidiary are as follows:

	09.30.02	06.30.02
Capital	235,236	235,236
Special goodwill reserve	150,637	150,637
Accumulated deficit	(88,917)	(64,291)
Subsidiary's net equity	296,956	321,582
Number of common shares without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership (%)	99.99	99.99
Subsidiary's loss recorded as equity pick-up by the Company	(63,625)	(38,999)

Equity pick-up in the consolidated statement of income for the current period refers to profit of the related company Galáxia Administração e Participações S.A., in the amount of R$5, which was merged into Telefônica Empresas S.A. (Note 14.b).

b) Corporate Restructuring of Subsidiaries

On June 27, 2001, the Company increased the capital of Figueira Administração e Participações S.A. in the amount of R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares.

Figueira Administração e Participações S.A. was a subsidiary of Banco Itaú S.A. and its assets are related to the operation of that bank's corporate telecommunications network and investments equivalent to 73% of the total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide Multimedia Communication Services, according to a decision made at the 194th meeting of the steering committee of ANATEL (the Brazilian regulatory agency for the telecommunications industry) on February 6, 2002.

On July 27, 2001, Figueira Administração e Participações S.A. was partially spun off, and its operating assets and investments were transferred to Spanish Participações S.A. ("Spanish"), assessed based on an accounting appraisal report prepared by a specialized firm as of that date. Net assets transferred were as follows:

Assets:	
Current assets	123
Permanent assets:	
Investments	71
Property, plant and equipment	37,634
Net book value	37,828

This transaction generated goodwill amounting to R$456,478, the economic basis of which is the expected future profitability, to be amortized over the period established by tax laws and regulations in force.

At the Extraordinary Shareholders' Meeting and Shareholders' Meetings on October 26, 2001, the corporate restructuring proposal was approved by Company shareholders and shareholders of the companies involved, and comprised the following steps:

- The Company's capital contribution to West Village Participações Ltda. (a subsidiary) with the investment held in the subsidiary Spanish and the respective goodwill, based on the amounts stated in the accounting records, of which R$37,828 represented the investment portion and R$456,478 the goodwill portion.

- Downstream merger of West Village Participações Ltda. into Spanish due to its extinguishment. The merged company recorded a reserve of R$305,841 representing the amount exceeding the expected tax benefit resulting from the goodwill amortization, for maintenance of the integrity of the merging company's net equity, which will be reversed upon the goodwill amortization.

- Issuance to West Village Participações Ltda.'s shareholders of Spanish's shares, in the proportion of one share for each capital share held.

- Merger of Spanish into Telefônica Empresas S.A., and issuance of new shares to the Company for each share previously held, as a result of the merger and extinguishment of Spanish.

The accounting records, maintained for corporate and tax purposes of Telefônica Empresas S.A., include specific accounts for goodwill and the equity reserve (merged).

The merged goodwill was recorded as a deferred charges and special equity reserve on the merger of the shareholders' equity of the companies involved in the restructuring. The special equity reserve at Telefônica Empresas S.A. was recognized on behalf of the Company due to the future tax benefit to be generated.

At the Company, the goodwill mentioned above is classified as deferred charges, net of the tax credit of R$150,637.

In the consolidated financial statements, the tax credit is recorded in noncurrent assets, due to its nature.

The Company's voting dividend and equity rights in Telefônica Empresas S.A. were not affected by such restructuring.

The amounts used for corporate restructuring purposes were based on the amounts stated in the accounting records of the companies involved and in the book value appraisal report prepared by a specialized firm, in accordance with the requirements of the applicable legislation, as of September 30 and October 10, 2001, in the case of West Village Participações Ltda.

At the Extraordinary Shareholders' Meeting on May 29, 2002, the merger of Galáxia Administração e Participações S.A. into Telefônica Empresas S.A. was approved, based on book value as of April 30, 2002 of R$94, in accordance with an appraisal report prepared by an independent appraiser, issued on May 28, 2002.

The aforementioned restructuring did not depend on prior authorization from ANATEL or by any other regulatory body.

15. PROPERTY, PLANT AND EQUIPMENT, NET

	Annual depreciation rates (%)	Consolidated 09.30.02 Cost	Depreciation	Net book value	06.30.02 Net book value
Assets in service		393,024	(116,723)	276,301	276,039
Switching and transmission equipment	20.00	262,041	(79,007)	183,034	194,269
Transmission equipment, air and underground cables, buildings, teleprinters, private automatic switching center, energy equipment and furniture	10.00 and 20.00	80,822	(19,962)	60,860	55,191
EDP equipment	20.00	8,248	(4,195)	4,053	3,380
Buildings and underground cables	4.00	507	(31)	476	482
Vehicles	20.00	1,464	(696)	768	438
Leasehold improvements	20.00	22,585	(7,373)	15,212	15,894
Software	20.00	17,050	(5,222)	11,828	6,305
Other	12.5	307	(237)	70	80
Construction in progress		62,507	-	62,507	50,801
Total		455,531	(116,723)	338,808	326,840
Average depreciation rate (%)				19.20	19.11
Balance of fully depreciated assets				2,959	2,785

16. DEFERRED CHARGES

Deferred charges are as follows:

	Company 09.30.02	Company 06.30.02	Consolidated 09.30.02	Consolidated 06.30.02
Preoperating expenses (i)	-	-	2,447	2,447
Accumulated amortization	-	-	(874)	(780)
Software (ii)	-	-	-	1,775
Goodwill on investment acquisition (iii)	305,841	305,841	305,841	305,841
Total	305,841	305,841	307,414	309,283

(i) Preoperating expenses with amortization period of five years.

(ii) Costs for application software development, transferred to property, plant and equipment in September 2002.

(iii) Goodwill on acquisition of merged investment, as described in Note 14.b.

17. PAYROLL AND RELATED CHARGES

	Consolidated	
	09.30.02	06.30.02
Salaries	2,430	2,500
Payroll charges	10,648	8,994
Benefits	394	346
Total	13,472	11,840

18. TAXES PAYABLE

	Consolidated	
	09.30.02	06.30.02
ICMS (State VAT)	11,384	10,887
PIS and COFINS (taxes on revenue)	1,488	1,334
Other	660	537
Total	13,532	12,758

19. LOANS AND FINANCING

Composed as follows:

		Annual	Consolidated		
		interest	09.30.02		
	Maturity	rate (%)	Short term	Long term	Total
Loans from related party - local currency (Note 24)	2003	116 CDI	46,513	-	46,513
Financing - local currency	Through 2004	103 CDI	-	9,476	9,476
Loans in foreign currency	Through 2003	1.05 to 27.30	254,099	-	254,099
Total			300,612	9,476	310,088

	Maturity	Annual interest rate (%)	Consolidated 06.30.02 Short term	Long term	Total
Loans from related party - local currency (Note 24)	2002	103 CDI	106,587	-	106,587
Loans from related party - foreign currency (Note 24)	Through 2004	LIBOR + 4.75	9,576	-	9,576
Loans in foreign currency	Through 2003	4.02 to 20.45	76,051	5,908	81,959
Total			192,214	5,908	198,122

CDI - interbank deposit rates.

The loans and financing in foreign currency are as follows:

	Currency	Consolidated 09.30.02	06.30.02
Related party	US$	-	9,576
Resolution No. 2,770	US$	174,450	59,476
Resolution No. 2,770	YEN	29,087	-
Assumption of debt	US$	50,562	22,483
		254,099	91,535

The assumption of debt loans is related to operations made with financial institutions in which the Company assumed loans made by third parties with these financial institutions when the funds were received.

The Company has derivative transactions in the amount of R$272,858, equivalent to 100% of its debt in foreign currency as of September 30, 2002. On that date, the Company has recorded a net gain on its derivative transactions of R$72,778 classified as financial income and a temporary gain of R$83.518 classified as current assets.

20. RESERVE FOR CONTINGENCIES

Telefônica Empresas S.A. is a party to lawsuits involving tax, labor and civil matters, arising from the normal course of its operations. Company management, based on the opinion of legal counsel, recognized a reserve for the lawsuits for which the chance of an unfavorable outcome was considerable probable, in the amount of R$238 as of September 30, 2002 (R$210 as of June 30, 2002).

21. OTHER LIABILITIES

	Consolidated	
	09.30.02	06.30.02
Accrual for service providers	-	10,072
Network maintenance	1,396	1,078
Internet - providers	981	2,196
Other	1,060	1,689
Total	3,437	15,035
Current	3,419	15,015
Noncurrent	18	20

22. SHAREHOLDERS' EQUITY

a) Capital

As of September 30, 2002 and also June 30, 2002, subscribed and paid-up capital is R$702,879, represented by shares without par value distributed as follows:

	09.30.02	06.30.02
Common shares	358,716,131,431	358,716,131,431
Preferred shares	712,437,254,531	712,437,254,531
Total outstanding shares	1,071,153,385,962	1,071,153,385,962
Book value per thousand shares - R$	0.57	0.60

The 1st Annual Shareholders' Meeting and the 2nd Extraordinary Shareholders' Meeting, held concurrently on April 4, 2002, ratified a capital increase, approved by the Board of Directors on February 26, 2002, in the amount of R$495,080, with the issuance of 577,488,040,325 new shares, of which 193,393,661,901 are registered common shares and 384,094,378,420 are registered preferred shares, at a price of R$0.8573 per thousand shares.

The Company is authorized to increase capital up to the limit of 1,500,000,000,000 shares, either common or preferred, approved at the Extraordinary Shareholders' Meeting on February 25, 2002. The Board of Directors has the right to decide on capital increases and the consequent issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws and legislation, and have preference to: (i) capital redemption, without premium, and (ii) the payment of minimum noncumulative dividends of 6% per year on the amount resulting from the division of capital by the Company's total number of shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

b) Allocation of Income

According to the bylaws, net income for the year will be distributed as follows:

- 5% to legal reserve, limited to 20% of paid-up capital.
- 25% of net income, adjusted in accordance with items II and III of article 202 of Law No. 6,404/76, for the mandatory minimum dividend to all shareholders, increased by the amount necessary for the payment of priority dividends on preferred shares.
- Distribution of the remaining balance will be determined at the Annual Shareholders' Meeting, based on management's proposal.

23. POST-RETIREMENT BENEFIT PLANS

Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas S.A. Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Secretariat of Supplementary Social Security (Ministry of Social Security) on April 3, 2001.

The plan is funded by contributions made by the participants and the sponsor, credited to individual accounts. The subsidiary is responsible for costing all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are the same as those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

For the nine months ended September 30, 2002, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$1,377 (R$1,322 as of September 2001).

Telefônica Empresas S.A. elected to record the effects of the actuarial calculations required by CVM Resolution No. 371 of December 13, 2000, directly in shareholders' equity as of December 31, 2001, net of the corresponding tax effects, in relation to benefits corresponding to risks of death and disability of participants. The Company recognized the impact on its subsidiary directly in shareholders' equity, as an offset to the investment account.

For the plan's annual actuarial valuation, the projected unit credit method was adopted; the plan's assets are stated as of November 30, 2001, as permitted by the IBRACON Technical Interpretation No. 01/01, ratified by CVM through Circular No. 01/02.

There are no retired employees and respective family groups in the Visão Telefônica Empresas Plan.

24. TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal intercompany balances arise from transactions with controlling group related companies, which were carried out under usual market conditions for these types of operations, as follows:

	Consolidated	
	09.30.02	06.30.02
Assets:		
Current assets - trade accounts receivable, net:		
Billed amounts	4,847	13,953
Unbilled amounts	8,034	6,469
Noncurrent assets:		
Other	2,085	2,217
Total assets	14,966	22,639
Liabilities:		
Current liabilities:		
Suppliers	1,484	1,548
Loans and financing	46,513	116,163
Other	29,923	23,835
Total liabilities	77,920	141,546

	Consolidated	
	09.30.02	06.30.02
Statement of income:		
Revenues from data transmission services	56,280	32,384
Revenues from technical and administrative services	72,501	59,455
Operating costs and expenses	(114,359)	(59,016)
Cost of services rendered	(75,768)	(45,097)
General and administrative expenses	(2,948)	(2,327)
Equity pick-up	5	(774)
Other operating expenses	(2,866)	(1,926)
Financial expenses	(32,782)	(8,892)

- The balance of "Trade accounts receivable, net" in current assets refers mainly to data communication services receivable from Telecomunicações de São Paulo S.A. - Telesp and Terra Networks do Brasil S.A.

- The balance of "Loans and financing" in current liabilities is composed of a loan with a Group company, as follows:

Contract entered into on	Maturity	Composition	Interest rate (%)	Currency	Principal	Amount - R$ 09.30.02
07.30.02	01.29.03	Principal + interest	116 CDI	R$	45,000	46,513

- The balance of "Other liabilities" in current liabilities is represented mainly by telecommunication services payable to Telecomunicações de São Paulo S.A. - Telesp (R$17,394 as of September 30, 2002 and R$16,894 as of June 30, 2002), Internet services contracted in the third quarter of 2002 from Emergia Brasil Ltda. in the amount of R$5,560 as of September 30, 2002, and consulting services from Telefônica Data Corp S.A. (R$1,986 as of September 30, 2002 and R$1,605 as of June 30, 2002).

- The amount of R$72,501, shown as "Revenues from technical and administrative services", refers mainly to commissions income earned by Telefônica Empresas S.A. for the management of customers who use voice transmission services, charged at rates ranging from 13% to 15% of the amounts billed by Telecomunicações de São Paulo S.A. - Telesp to customers.

- "Cost of services rendered" refers mainly to data transmission services provided by Telesp and services rendered by Atento Brasil S.A., related to call center services. The other costs rendered by related parties are not subject to segregation.

- "General and administrative expenses" refers to administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

- Telefônica Empresas S.A. pays commissions to Telesp for management of data transmission services rendered to customers, charged at rates ranging from 11% to 15% of the billed amount. As of September 30, 2002, commissions amounted to R$2,866, recorded as "Other operating expenses".

- "Financial expenses" refers to interest and exchange variation on loans from Telefónica S.A. and other Group companies.

25. INSURANCE (*)

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group's in-house brokerage company in Brazil, a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly subordinated to Subdirección General de Riesgos y Seguros Corporativos, is responsible for the implementation of the corporative insurance policies, and analyzes the needs for coverage, conducts surveys, and contracts, administers and manages all insurance policies of the Company, also performing work related to the management of risks and losses.

The principal policies include:

- Operational risks, covering material damages and business interruption for the entire plant.

- General civil liability.

- General civil vehicle fleet.

- ANATEL guarantee insurance.

- Sundry risks.

- National and international transportation.

- Group life insurance.

- Health insurance.

The policy of the Company and its subsidiary, as well as of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant high-risk amounts, based on management's judgment, according to guidelines of the Telefónica S.A. corporate program.

(*) Not reviewed by the independent auditors.

26. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's business includes the exploration of packet-switched service networks and other related services in the State of São Paulo. The investment in its wholly-owned subsidiary, Telefônica Empresas S.A., is accounted for under the equity method. As the subsidiary has a strategic interest, market value considerations are not applicable.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

The Company's indebtedness and the results of operations are significantly affected by the exchange rate market risk. As of September 30, 2002, a part of the Company's debt was denominated in U.S. dollars, covered by asset positions for derivative transactions (swaps for CDI and options). Swap transactions were carried out to cover the future maturities of the debts in foreign currency. Gains or losses on these transactions are recorded in income. Through September 2002, these transactions generated a consolidated net gain of R$72,778 and the Company recognized an asset of R$83,518 for the existing unrealized temporary gain.

As of September 30, 2002, the Company's overhedge to exchange rate risk, at book and market values, is as follows:

	Consolidated	
	09.30.02	
	Book value	Market value
Liabilities:		
Loans and financing (*)	254,099	228,772
Suppliers	6,383	6,383
Asset position on exchange swaps	272,858	237,539
Excess coverage	12,376	

(*) In reporting the excess coverage as of September 30, 2002, all loans in local currency were not considered (R$55,989) (Note 19).

The Company has R$272,858 (R$145,250 as of June 30, 2002) of nominal value in derivative operations, covering its total debt in foreign currency (R$260,482 as of September 30, 2002).

In addition to the hedge operations to cover the exchange rate risk, the Company has made swap operations (US$ for CDI) with the main objective to reduce the exchange devaluation impact on certain operating commitments.

The discounted cash flow method was used to calculate the market value of loans, financing and exchange swap instruments considering the expectation of settlement or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The Company has option contracts (call spread) in the amount of US$21,214 which as of September 30, 2002 were at their maximum gain. The net book value of these contracts was R$10,813 as of that date (R$11,256 as of June 30, 2002).

b) Interest Rate Risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained abroad. The Company has not entered into any derivative contract to reduce this risk; however, it continually monitors market interest rates, aiming at evaluating the possible need for derivative transactions, so as to protect itself against the risk of volatility in these rates.

As of September 30, 2002, the Company had R$310,088 (R$198,122 as of June 30, 2002) in loans and financing, of which R$254,099 was obtained at fixed interest rates, and R$46,513 in local currency at floating rates (CDI). Although part of the debt had been contracted at fixed rates, all the debt was effectively converted to floating rates, utilizing swap contracts. The Company invests its excess cash (temporary cash investments of R$2,993 as of September 30, 2002 and R$1,105 as of June 30, 2002) mainly in short-term instruments, based on the CDI. The book values of these instruments approximate market values due to their short-term maturities.

c) Credit Risk

The risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the default risks by interrupting the supply of services. Exceptions are made for services that should be maintained for security or national defense reasons.

As of September 30, 2002, approximately 5% of the total service receivables were represented by Telefônica Group related companies.

27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiary that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
SEPTEMBER 30, 2002
(In thousands of Brazilian reais)

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. - Telesp, represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary. A summary of the Company's revenue, results and EBITDA is as follows:

HIGHLIGHTS

	Consolidated - nine months YTD		
	September 2002	September 2001	Change (%)
Net operating revenue	223,527	121,484	84.0
EBITDA	28,972	2,881	905.6
EBITDA margin (%)	13.0	2.4	10.6 p.p.
Operating loss, net	(61,891)	(32,584)	89.9
Loss before taxes and profit sharing	(65,528)	(32,583)	101.1
Net loss for the period	(64,572)	(26,194)	146.5
Number of shares outstanding at the balance sheet date (billions)	1,071.2	493.7	117.0
Loss per share (thousands)	(60.28)	(53.06)	13.61

	Consolidated - quarter		
	September 2002	September 2001	Change (%)
Net operating revenue	84,603	47,038	79.9
EBITDA	13,446	1,011	1,230.0
EBITDA margin (%)	15.9	2.1	13.8
Operating loss, net	(23,532)	(19,444)	(21.0)
Loss before taxes and profit sharing	(23,052)	(19,444)	(18.6)
Net loss for the period	(24,837)	(14,143)	(75.6)
Number of shares outstanding at the balance sheet date (billions)	1,071.2	493.7	117.0
Loss per share (thousands)	(23.19)	(28.65)	(19.1)

EBITDA - earnings before taxes, interest, depreciation and amortization.

BUSINESS COMMUNICATIONS (*)

	Consolidated - nine months YTD		
	September 2002	September 2001	Change (%)
Package	25,449	21,659	17.5
IP network	91,388	60,083	52.1
ADSL	304,228	133,060	128.6

(*) Not reviewed by the independent auditors.

NET OPERATING REVENUE

Net operating revenue for the nine-month period ended September 30, 2002 was R$223.5 million. The comparison with the same period of the prior year, which was R$121.5 million, represents an increase of R$102.0 million or 84.0%. This was caused by the operating plant growth, including the package network which had over 3,790 new accesses for X.25, X.28, Datavoz and Frame Relay. For IP/Internet services, 202,473 additional accesses and circuits were installed for the operating plant totaling 395,616 accesses (IP and ADSL), an increase in 2002 in relation to the same period of 2001 of 105%. The total operating plant increased 96%.

In the third quarter, revenue was R$84.6 million; compared with the same period of the prior year (R$47.0 million) there was an increase of R$37.6 million, or 79.9%. This increase was due mainly to price increases and to clients' migration to higher speed services.

HIGHLIGHTS ON OPERATING EXPENSES AND OTHER OPERATING INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

Operating expenses accumulated through September 2002, compared to the same period of the prior year, increased by R$76.0 million or 64.0%; for the third quarter of 2002 versus the third quarter of 2001, the increase was R$25.1 million or 54.6%, shown as follows:


Operating expenses - nine-month period
Personnel expenses
Administrative expenses
Taxes
Provisions
Gain/Losses on investments
Other operating income (expenses)
(80)
(50)
(20)
10
40
70
100
130
Accumulated September/2001
Accumulated September/2002


Operating expenses - quarterly
Personnel expenses
Administrative expenses
Taxes
Provisions
Gain/Losses on investments
Other operating income (expenses)
(30)
(15)
15
30
45
Third quarter 2001
Third quarter 2002

Personnel expenses totaled R$53.5 million for the nine months through September 2002, an increase of R$10.4 million or 24.1% when compared to the same period of the prior year, due mainly to the increase in staffing.

For the quarter (third quarter of 2002 versus third quarter of 2001), personnel expenses increased by R$2.5 million. In September 2001, staffing totaled 647 and in September 2002, totaled 758; this increase occurred due to the absorption of the Banco Itaú network, with the transfer of 151 employees from November 2001 to February 2002.

	Consolidated		
	September 2002	September 2001	Change (%)
Net revenue/employee	294.89	187.77	57.1
EBITDA/employee	38.22	4.45	758.9
Number of billed customers/employee	4.90	5.45	(10.09)
Number of billed customers	3,743	3,529	6.06

For the nine months through September 2002, administrative expenses presented an increase of R$78.7 million when compared to the same period of 2001. For the third quarter of 2002 versus the third quarter of 2001, expenses increased by R$20.8 million. The main reasons were as follows:

a) Services rendered by third parties, for the nine-month period of 2002 versus the same period of 2001, presented an increase of R$22.0 million, due mainly to the migration of Banco Itaú contracts with Internet providers and the increase in transmission expenses which are directly related to the revenue. The quarterly comparison presented an increase of R$10.8 million.

b) For the nine-month period of 2002, rent, leasing and insurance expenses increased R$56.9 million when compared to the same period of the prior year. In the quarterly comparison, there was an increase of R$10.2 million, due mainly to the increase in expenses for the rent of circuits, and an Internet dedicated line.

Taxes in the nine-month period ended September 2002, when compared to the same period of 2001, had an increase of R$1.3 million due to the net revenue increase, which means an increase in taxes like FUST and FUNTEL, and due to the increase in "Other operating income", which means an increase in PIS, COFINS and ISS. In the third quarter of 2002 versus the third quarter of 2001, there was a decrease of R$0.7 million, mainly due to the reduction in "Other operating income".

Allowance for doubtful accounts presented a decrease of R$2.1 million for the nine-month period ended September 30, 2002 when compared to the prior year. In the quarterly comparison, there was a decrease of R$3.6 million, due mainly to additional efforts in collection and bad debt recovery. The allowance for doubtful accounts is recognized based on the conservative accounting principle adopted by the Telefónica Group.

Other operating income (expense), composed mainly of income and expenses from data commissions and voice commissions with Telesp, respectively, presented as of September 2002 an increase of R$11.6 million or 19.7% when compared to the prior year. In the quarterly comparison, there was a decrease of R$6.2 million or 22.3%, due to an updating of the Telesp billing data-base last quarter which results in revised accumulated commissions.

HIGHLIGHTS ON OTHER EXPENSES

Depreciation totaled R$51.6 million through September 2002, with an increase of R$22.5 million or 77.4% when compared to the same period of the prior year, due mainly to the growth in the operating plant.

Financial expense, net increased R$32.9 million for the nine-month period. In the quarterly comparison, there was an increase on net financial expenses of R$11.5 million, mainly caused by the increase in the Company's net indebtedness aimed at supporting the plant expansion.

In order to reduce the exchange rate risk arising from the possibility of the Company incurring losses due to exchange rate variations increasing the balance of loans and financing denominated in foreign currency and the related financial expenses, the Company has entered into hedge contracts with financial institutions.

HIGHLIGHTS ON THE RESULTS

The Company recorded, through September 2002, a loss of R$64,572 which, when compared to the same period of the prior year (loss of R$26,194), represents an increase of 146.5%, due mainly to financing the expansion of the operating plant, which also means an increase in depreciation.

Employees' profit sharing totaled R$6.2 million through September 2002, an increase of R$0.06 million or 0.9%. In the quarterly comparison, there was an increase of R$0.3 million.

Funds Allocated to Federal, State and Municipal Governments

Funds allocated to Federal, State and Municipal Governments as taxes totaled R$92,411 through September 2002, representing 29.1% of the Company's gross revenue. For the same period of the prior year, it was 35.6%.

	September 2002		September 2001	
	R$	%	R$	%
ICMS (State Value-Added Tax)	62,908	68.1	36,257	62.2
PIS (tax on revenue)	1,934	2.1	1,065	1.8
COFINS (tax on revenue)	8,926	9.7	4,918	8.4
ISS (Municipal service tax)	238	0.2	188	0.3
INSS (social security contributions)	9,381	10.1	8,147	14.0
Other taxes and contributions	9,024	9.8	7,737	13.3
Total	92,411	100.0	58,312	100.0

* * * * *